

Right Answers, Right Here.

TANNER

Accountants & Advisors

BLACK AUTUMN SHOW, INC.

Financial Statements
As of December 31, 2024 and 2023 and For the Year Ended December 31, 2024
and the Period From Inception (March 1, 2023) through December 31, 2023

Together with Independent Auditors' Report



TANNER

Independent Auditors' Report

To the Board of Directors and Management of
Black Autumn Show, Inc.

Opinion

We have audited the accompanying financial statements of Black Autumn Show, Inc. (the Company), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2024 and for the period from inception (March 1, 2023) through December 31, 2023, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Autumn Show, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 and the period from inception (March 1, 2023) through December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of Black Autumn Show, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions,

misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tanner LLC

April 28, 2025

Balance Sheets

	As of December 31,	
	2024	**2023**
Assets		
Current assets:		
Cash and cash equivalents	$ 93,190	$ 859,926
Other receivables	42,298	60,000
Other assets	7,977	511,973
Total current assets	143,465	1,431,899
Capitalized film costs, net	6,460,931	3,553,475
Total assets	$ 6,604,396	$ 4,985,374
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 28,728	$ 49,930
Convertible notes payable	4,830,000	-
Related-party note payable	250,000	-
Accrued interest	791,500	-
Deferred revenue	-	290,000
Total current liabilities	5,900,228	339,930
Convertible notes payable, net of current portion	-	3,000,000
Accrued interest, net of current portion	-	146,957
Total liabilities	5,900,228	3,486,887
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.00001 par value: 10,000,000 shares authorized; 3,449,859 and 3,344,039 shares issued and outstanding, respectively	34	33
Common stock, $0.00001 par value: 15,000,000 shares authorized; 8,020,000 and 6,950,000 shares issued and outstanding, respectively	80	70
Additional paid-in capital	3,944,346	3,743,929
Accumulated deficit	(3,240,292)	(2,245,545)
Total stockholders' equity	704,168	1,498,487
Total liabilities and stockholders' equity	$ 6,604,396	$ 4,985,374

See accompanying notes to financial statements.

Statements of Operations

For the Year Ended December 31, 2024 and the Period from Inception (March 1, 2023) through December 31, 2023

	2024	2023
Revenue	$ 425,723	$ -
Operating expenses:		
Production costs	26,075	389,974
Selling, general and administrative	679,940	1,644,102
Amortization of capitalized film costs	32,125	-
Total operating expenses	738,140	2,034,076
Operating loss	(312,417)	(2,034,076)
Other expense:		
Interest expense	682,230	146,957
Loss on revaluation of simple agreements for future equity	-	64,412
Loss before income taxes	(994,647)	(2,245,445)
Income tax provision	(100)	(100)
Net loss	$ (994,747)	$ (2,245,545)

See accompanying notes to financial statements.

Statements of Stockholders' Equity

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at March 1, 2023 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of preferred stock for cash, net of issuance costs of $77,723	3,116,837	31	-	-	2,314,023	-	2,314,054
Conversion of simple agreements for future equity into preferred stock	227,202	2	-	-	429,410	-	429,412
Issuance of common stock	-	-	6,515,000	66	-	-	66
Stock-based compensation	-	-	435,000	4	1,000,496	-	1,000,500
Net loss	-	-	-	-	-	(2,245,545)	(2,245,545)
Balance at December 31, 2023	3,344,039	33	6,950,000	70	3,743,929	(2,245,545)	1,498,487
Issuance of preferred stock for cash	105,820	1	-	-	199,999	-	200,000
Stock-based compensation	-	-	-	-	88	-	88
Cancellation of unvested restricted common stock	-	-	(630,000)	(7)	7	-	-
Issuance of common stock for cash	-	-	1,700,000	17	323	-	340
Net loss	-	-	-	-	-	(994,747)	(994,747)
Balance at December 31, 2024	3,449,859	$ 34	8,020,000	$ 80	$ 3,944,346	$ (3,240,292)	$ 704,168

Statements of Cash Flows

For the Year Ended December 31, 2024 and the Period from Inception (March 1, 2023) through December 31, 2023

	2024	2023
Cash flows from operating activities:		
Net loss	$ (994,747)	$ (2,245,545)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:		
Stock-based compensation	88	1,000,500
Amortization of capitalized film costs	32,125	-
Provision for credit loss on other receivables	37,500	-
Loss on revaluation of simple agreements for future equity	-	64,412
Changes in operating assets and liabilities:		
Other receivables	(19,798)	(60,000)
Other assets	503,996	(511,973)
Capitalized film costs	(2,939,581)	(3,553,475)
Accounts payable, accrued liabilities, and accrued interest	623,341	196,887
Deferred revenue	(290,000)	290,000
Net cash and cash equivalents used in operating activities	(3,047,076)	(4,819,194)
Cash flows from financing activities:		
Proceeds from issuance of convertible and related-party notes payable	2,080,000	3,000,000
Proceeds from issuance of common stock	340	66
Proceeds from issuance of preferred stock	200,000	2,314,054
Proceeds from issuance of simple agreements for future equity	-	365,000
Net cash and cash equivalents provided by financing activities	2,280,340	5,679,120
Net change in cash and cash equivalents	(766,736)	859,926
Cash and cash equivalents as of the beginning of the period	859,926	-
Cash and cash equivalents as of the end of the period	$ 93,190	$ 859,926
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 37,688	$ -
Supplemental disclosures of non-cash investing and financing information:		
Conversion of SAFE agreements into preferred stock	$ -	$ 429,412

Notes to Financial Statements

1. Description of Organization and Summary of Significant Accounting Policies

Organization

Black Autumn Show, Inc. (the Company) was incorporated on March 1, 2023 as a Delaware corporation. The Company is producing a television series based off the *Black Autumn* book series, written by Jayson Orvis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company's invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2024 and 2023, these cash equivalents consisted of money market funds.

Capitalized Film Costs

Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized cost or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. The Company amortizes capitalized film costs in proportion to the recognition of the related revenue from each episode. The Company periodically evaluates impairment of capitalized film costs. Any unamortized capitalized film costs in excess of fair value are written off. As of December 31, 2024 and 2023, the Company determined no impairment existed.

Income Taxes

The Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce net deferred income tax assets to the amount expected to be realized.

Tax positions for the Company are subject to income tax audits by tax jurisdictions in the United States. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by the taxing authority, based on the technical merits.

The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in its tax provision. The Company recognizes interest and penalties, if any, related to uncertain tax positions in the provision for income taxes. The Company currently has no federal or state income tax return examinations in progress.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the consolidated statement of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company's assets to be impaired as of December 31, 2024 and 2023.

Revenue Recognition

The Company generates revenue from 1) advertising agreements for product placement within the movie and show and 2) merchandise sales. The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services.

To achieve the core principle of Topic 606, the Company applies the following five steps:

1) Identify the contract with the customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract
5) Recognize revenue when or as the Company satisfies a performance obligation

Product Placement

The Company has agreements with product companies, under which content will be created and distributed featuring product placements or branded messaging. Revenue is recognized when the content is aired with these product placements.

Merchandise Sales

The Company sells merchandise such as apparel, DVDs, and homesteading supplies. Revenue is recognized when the products are shipped to the customers.

The following table presents the Company's revenue disaggregated by the previously mentioned performance obligations for the years ended December 31:

	2024	2023
Product placement agreements	$ 405,000	$ -
Merchandise sales	20,723	-
	$ 425,723	$ -

Simple Agreements for Future Equity (SAFE)

During the period from inception (March 1, 2023) through December 31, 2023, The Company issued SAFE in exchange for cash. These funds were classified as long-term liabilities. The Company accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") section 815-40 and ASC section 815-10. Changes in the fair value of the SAFEs were recorded through earnings, under the guidance prescribed by ASC 825-10. SAFEs of $365,000 were issued and converted during the period from inception (March 1, 2023) through December 31, 2023. Upon conversion, the Company recognized a $64,412 loss on revaluation.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled $83,793 and $393,169 for the year ended December 31, 2024 and the period from inception (March 1, 2023) through December 31, 2023.

Reclassifications

Certain amounts in the 2023 financial statements have been reclassified to conform with the current year presentation.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through April 28, 2025, which is the date the financial statements were available to be issued.

2. Liquidity

The Company has incurred significant net losses since inception that have accumulated to approximately $3,240,000 as of December 31, 2024, and used cash and cash equivalents in operating activities of approximately $3,047,000 for the year ended December 31, 2024. The net losses resulted from the filming and production of the initial theatrically released film and first two episodes of the ongoing series, which were all released in December 2024. Management has evaluated these conditions as of April 28, 2025 and determined that the Company can conserve cash by pausing production on future episodes if necessary. Management plans to use the cash generated by the film and first two episodes of the series to fund the production of the remaining episodes of the first season during 2025. Although there can be no assurance, management believes these plans can be put in place if necessary to fulfill the Company's obligations through April 28, 2026.

3. Capitalized Film Costs

Capitalized film costs consisted of the following as of December 31:

		2024		2023
Released	$	6,493,056	$	-
In production		-		3,553,475
		6,493,056		3,553,475
Less accumulated amortization		(32,125)		-
	$	6,460,931	$	3,553,475

Amortization expense on capitalized film costs costs for the year ended December 31, 2024 and the period from inception (March 1, 2023) through December 31, 2023 was $32,125 and $0, respectively.

As of December 31, 2024, approximately $931,250 of the capitalized film costs that have been released are expected to be amortized in the next year.

4. Notes Payable

Convertibles notes payable were issued in September, October, and December 2024, including to existing shareholders. The notes bear an interest rate of 20% APR reducible to a 10% coupon if repaid in the first six months, have maturities in September, October, and December 2025, require no principal or interest payments until maturity, and are convertible into common stock at the lowest price per share of shares sold in the current equity event but never higher than a price per share that values the full company at $18,900,000 before the conversion of all outstanding notes. The balance on these notes and the associated accrued interest was $1,830,000 and $81,079, respectively, as of December 31, 2024. $300,500 of the balance on these notes and $10,434 of the associated accrued interest are with related-parties.

Convertibles notes payable were issued in October 2023, including to existing shareholders. The notes bear an interest rate of the greater of (1) simple interest at a rate 20% or (2) compounding interest at a rate of 15%, have a maturity in October 2025, require no principal or interest payments until maturity, and are convertible into common stock at the lesser of $1.89 per share or the lowest stock price of common stock issued during the life of the note. The balance on these notes was $3,000,000 and $3,000,000 as of December 31, 2024 and 2023, respectively. The associated accrued interest was $610,169 and $146,957 as of December 31, 2024 and 2023, respectively. All of these notes are with related-parties.

A related-party note was issued in four payments from July through October 2024, for a total of $250,000. The financer is entitled to a 120% return on the funds they provided to the Company. The balance on this note and the associated accrued interest was $250,000 and $50,000, respectively, as of December 31, 2024.

5. Commitments and Contingencies

Legal Matters
The Company is a party to various legal matters that have arisen in the normal course of business. Management, after consultation with legal counsel, is of the opinion that none of these matters will have a material, adverse effect on the Company's financial position, results of operations, and liquidity.

6. Preferred and Common Stock

Preferred Stock
The Company has authorized 15,000,000 shares of common stock and 10,000,000 shares of preferred stock.

For the year ended December 31, 2024 105,820 shares of preferred stock were issued through the series A-1 funding raise, at a price per share of $1.89, raising a total of $200,000. For the period from inception (March 1, 2023) through December 31, 2023, 3,344,039 shares of preferred stock were issued through various raises, at a price per share ranging from $0.175 to $2.30, raising an aggregate of $2,314,054, net of issuance costs of $77,723.

Voting
Each stockholder has a number of votes equal to the number of shares held by such stockholder, except that preferred stockholders do not have a right to vote.

Stock-Based Compensation
The Company has issued 6,950,000 shares of restricted common stock to members of management, which have performance-based vesting conditions. These restricted shares were valued at a price of $2.30. Stock-based compensation for these units was $0 and $1,000,500 for the year ended December 31, 2024 and the period from inception (March 1, 2023) through December 31, 2023. As of December 31, 2023 the Company had 3,915,000 shares of unvested restricted common stock. During 2024, 630,000 shares of unvested restricted common stock were cancelled. As of December 31, 2024, the Company had 3,285,000 shares of unvested restricted common stock, which represents $7,555,500 of unrecognized compensation costs in association with these awards that will be recognized as the performance-based vesting conditions are considered to be probable and subsequently satisfied.

In 2024, the Company adopted an equity incentive plan that provides for the issuance of stock options up to the total number of authorized shares of common stock, less any shares already issued or subject to outstanding option grants. As of December 31, 2024, there were 6,980,000 stock options available for future issuance under the plan. The terms and conditions of individual option grants are determined by the Company's Board of Directors.

In March 2024, the Company granted 1,700,000 stock options to members of management. One-fourth of the options vested immediately, with 1/36th vesting monthly thereafter. The options have a contractual term of ten years and an exercise price of $0.0002 per share.

The fair value of each option granted during the year ended December 31, 2024, was estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used: expected option life of 6.5 years, expected stock price volatility of 50%, dividend yield of 0%, and a risk-free interest rate of 4.08%. The grant date fair value of options granted during the year was $0.0001 per share.

For the year ended December 31, 2024, the Company recognized stock-based compensation expense of $88 related to these option grants. During the year, 1,700,000 stock options were exercised, resulting in total proceeds of $340. As of December 31, 2024, no stock options remained outstanding. Of the 1,700,000 exercised options, 920,833 were not yet vested as of December 31, 2024. As of December 31, 2024 there was $97 of unrecognized stock-based compensation cost, which is expected to be recognized over the remaining vesting period of 2.2 years.

7. Income Taxes

The provision for income taxes differs from the amount computed at federal statutory rates as follows:

	2024	2023
Federal income tax benefit at statutory rate	$ 208,876	$ 470,514
State income tax benefit at statutory rate	35,811	44,777
Other	(1,671)	(224,664)
Change in valuation allowance	(243,116)	(290,727)
	$ (100)	$ (100)

Significant components of the Company's deferred income tax assets (liabilities) are follows as of December 31:

	2024	2023
Net operating loss carryforward	$ 1,940,508	$ 1,141,369
Production expenses	(1,589,034)	(886,240)
Property and equipment, net	-	(894)
Accrued interest on convertible debt	182,369	36,492
Valuation allowance	(533,843)	(290,727)
	$ -	$ -

As of December 31, 2024 and 2023, federal and state net operating loss carryforwards for income tax purposes were both approximately $7,878,000 and $4,596,000, respectively. The federal and state net operating loss carryforwards are subject to various limitations under Section 382 of the Internal Revenue Code and applicable state tax laws. The net operating loss carryforwards are subject to valuation allowance and have no expiration date.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be available to use existing deferred tax assets. A significant piece of objective negative evidence evaluated is the cumulative pretax book loss incurred over the preceding 3-year period. Such objective evidence limits the ability to consider other subjective evidence such as projections of future growth. A full valuation allowance has been recorded as it is more likely than not that the deferred tax assets will not be realized.

The Company recognizes and measures uncertain tax positions in accordance with generally accepted accounting principles in the U.S. The Company will only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. As of December 31, 2024 and 2023, the Company had no unrecognized tax benefits.

8.   Related Party Transactions

The Company has incurred certain costs from an entity that is owned by shareholders. Such costs totaled approximately $15,000 and $18,000 for the year ended December 31, 2024, and the period from inception (March 1, 2023) through December 31, 2023, respectively, and are included in selling, general and administrative costs on the accompanying statements of operations.

The Company has incurred certain production and capitalized film costs from an entity that is owned by a board member. Such costs totaled approximately $344,000 and $231,000 for the year ended December 31, 2024 and the period from inception (March 1, 2023) through December 31, 2023, respectively, and are included in production cost and in the accompanying statements of operations or have been capitalized and are included in capitalized film costs on the accompanying balance sheets.

9.   Subsequent Events

In January 2025, the Company issued a $25,000 convertible note payable. The note bears an interest rate of 20% APR reducible to a 10% coupon if repaid in the first six months, matures in January 2026, requires no principal or interest payments until maturity, and is convertible into common stock at the lowest price per share of shares sold in the current equity event but never higher than a price per share that values the full company at $18,900,000 before the conversion of all outstanding notes.